SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

F45 Training Holdings Inc.
(Name of Issuer)

Common Stock, $0.00005 par value
(Title of Class of Securities)

30322L101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30322L101	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Bardin Hill Investment Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,431,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,431,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,431,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 30322L101	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Bardin Hill Investment Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,431,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,431,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,431,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 30322L101	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Jason Dillow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,431,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,431,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,431,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 30322L101	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer.

F45 Training Holdings Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices.

3601 South Congress Avenue, Building E, Austin, Texas 78704.

Item 2(a), 2(b) and 2(c).	Name of Person Filing; Address of Principal Business Office; Place of Organization:

This statement is filed by Bardin Hill Investment Partners LP (“Bardin Hill Partners”), a Delaware limited partnership, Bardin Hill Investment Partners GP LLC (“Bardin Hill Partners GP”), a Delaware limited liability company and Jason Dillow, a United States citizen (collectively, the “Reporting Persons”).

The securities reported herein are directly held by certain funds and/or accounts (collectively, the “Funds”) managed by Bardin Hill Partners directly or by its indirect wholly owned subsidiaries, Bardin Hill Arbitrage IC Management LP or Bardin Hill Arbitrage UCITS Management LP. Bardin Hill Partners GP is the general partner of Bardin Hill Partners. Jason Dillow is the Chief Executive Officer and Chief Investment Officer of Bardin Hill Partners.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

The address of the principal place of business of each of the Reporting Persons is 299 Park Ave, 24th Floor, New York, NY 10171.

Item 2(d).	Title of Class of Securities.

Common Stock, $0.00005 par value (“Shares”)

Item 2(e).	CUSIP Number.

30322L101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act, 15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 30322L101	13G	Page 6 of 9 Pages

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 97,315,803 Shares outstanding as of November 11, 2022, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 14, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See Item 2.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 30322L101	13G	Page 7 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30322L101	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023
BARDIN HILL INVESTMENT PARTNERS LP

	By:	/s/ Suzanne McDermott
Name: Suzanne McDermott
Title: Chief Operating Officer, Chief Legal Officer and Chief Compliance Officer

BARDIN HILL INVESTMENT PARTNERS GP LLC

	By:	/s/ Suzanne McDermott

Name: Suzanne McDermott
Title: Chief Operating Officer, Chief Legal Officer, and Chief Compliance Officer

/s/ Jason Dillow
JASON DILLOW

CUSIP No. 30322L101	13G	Page 9 of 9 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 13, 2023

BARDIN HILL INVESTMENT PARTNERS LP

By:	/s/ Suzanne McDermott
Name: Suzanne McDermott
Title: Chief Operating Officer, Chief Legal Officer, and Chief Compliance Officer

BARDIN HILL INVESTMENT PARTNERS GP LLC

By:	/s/ Suzanne McDermott
Name: Suzanne McDermott
Title: Chief Operating Officer, Chief Legal Officer, and Chief Compliance Officer

/s/ Jason Dillow
JASON DILLOW